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                         CALAMOS ASSET MANAGEMENT, INC.


                                October 12, 2004



VIA ELECTRONIC TRANSMISSION

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549



                         Calamos Asset Management, Inc.
                               File No. 333-117847
              Responses to SEC Comment Letter dated October 8, 2004


Dear Mr. Friar:

            On behalf of Calamos Asset Management, Inc. (the "Company"), set forth below are the comments of the staff of the Securities and Exchange Commission (the "Commission") received in your letter dated October 8, 2004 relating to Amendment No. 2 ("Amendment No. 2") to the Company's registration statement on Form S-1 (File No. 333-117847) originally filed on August 2, 2004 (as amended to date, the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). Each comment is followed by the Company's response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

            This letter should be read in conjunction with the accompanying Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company's responses to the staff's comments refer to page numbers in Amendment No. 3. To assist the staff in reviewing Amendment No. 3, we are delivering, by overnight mail to Mr. Clampitt, a copy of this letter and eight bound copies of Amendment No. 3. Four of the copies of Amendment No. 3 have been marked to show changes from the Amendment No. 2.

            By its responses herein and in Amendment No. 3, the Company believes that it has addressed all of the comments of the staff of the Commission. The Company is aware of its obligations under the Securities Act and will request in writing an acceleration of the effective date of the Registration Statement. At such time, the Company will, pursuant to the staff's
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request, furnish a letter acknowledging the matters specified in the bullet points included in the introductory paragraphs of your letter dated October 8, 2004.

General

      1. The Company's failure to include key information in this amendment, such as the legal opinion and the underwriting agreement may result in the staff requiring significant time after the filing of the next amendment to provide you with our comments, and we may have significant comments and there may be many of them pertaining to any part of the registration statement.

            The Company acknowledges the staff's comment and will include the missing exhibits in a pre-effective amendment to the Registration Statement.

Comment from Investment Management Division

      2. We note that the Company is a holding company. However, there are many potentially misleading statements throughout the Filing, such as the following that appears on page 12: "The mutual funds we manage are registered with the SEC as investment companies under the Investment Company Act." This statement misleads one to believe that the Company, and not its subsidiary, is actively managing the mutual funds. Please clarify, throughout the Filing, that the Company is a holding company and that it is its subsidiaries that engage in the various businesses of advising and selling funds and managing real estate.

            The Company has revised the disclosure throughout the Prospectus pursuant to the staff's request.

Reorganization

      3. Revise the second paragraph to indicate the current expected lease payments to Calamos Property Holdings LLC and the expected lease payments under the new HQ's lease.

            The Company has revised page 3 of the Prospectus pursuant to the staff's comment.

Management
Employment Related Arrangements

      4. Please revise to expand the disclosures to reconcile why the Summary Compensation Table does not indicate the pre-effective salaries of John and Nick Calamos of $6 and $2 million, respectively.

            Pursuant to discussions with the staff, the Company has revised pages 93 and 94 of the Prospectus to clarify the disclosure.
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      5.    Revise the "Risks Related to the Offering" to include a risk factor for "benefits to officers and directors resulting from the offering". Include discussion of the gains in book value of existing holdings as well as the various salary and bonuses increases, and other compensation plan benefits including the initial option awards.

            Pursuant to discussions with the staff, the Company has not included a new risk factor but instead has revised an existing risk factor to address the staff's comment.

Underwriting - page 112

      6. Revise to disclose the present intentions of those participating in the Directed Share program as to how many shares they intend to purchase.

            As the Company will not know how many shares participants in the directed share program intend to purchase until the pricing of the offering, the Company will provide the requested disclosure in the final prospectus.

      7. Revise the third full paragraph on page 114 to indicate the authority for such transactions, e.g., Regulation M.

            As discussed with the staff, counsel to the Company and counsel to the underwriters will discuss this comment with the staff prior to responding. Accordingly, the Prospectus has not been revised pursuant to the staff's comment.

      8. With regard to the issue of overselling the offer, supplementally confirm that the Company will disclose in the pricing amendment (filed pursuant to Rule 424) the actual amount of shares sold by the underwriters. Provide the staff with a courtesy copy of such filing or advise the staff when such filing is made.

            As discussed with the staff, counsel to the Company and counsel to the underwriters will discuss this comment with the staff prior to responding. Accordingly, the Prospectus has not been revised pursuant to the staff's comment.

Pro Forma Consolidated Income Statement For Six Months Ended June 30, 2004 - page 34

      9. We note that you currently have footnote (7) associated with your earnings per share line item. Please revise to remove this association as footnote (7) discusses employee compensation and benefits.

            The Company has revised page 35 of the Prospectus pursuant to the staff's comment.

Recently Issued Accounting Pronouncements - page 62

      10. You stated in your response to prior comment 29 that prior to the September 2004 amendment, the limited partners had sufficient rights, including redemption
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            rights, which allowed you to account for your interest in Calamos
            Multi-Strategy, L.P. using the equity method. Please supplementally provide us with a description of the rights and obligations of the limited partners prior to the September 2004 amendment. Specifically provide the following:

            - Provide a detailed description of each right held by the limited partners that you consider to represent an "important right" as described in Paragraph .09 in SOP 78-9

            - Describe the specific factors that you considered in reaching your conclusion that the rights held by the limited partners were sufficient to overcome the presumption of control, and thus consolidation, by the general partner.

            - Provide support for your conclusions based on "current" authoritative literature.

            The Company submits the following description of rights and obligations of the limited partners of Calamos Multi-Strategy L.P. prior to the September 1, 2004 amendment.

            The rights of each limited partner included:

            1. Allocation of Profits and Losses. Right to an allocation of profits and losses on a pro rata basis in accordance with each partner's ownership percentage.

            2. Return of Capital Contribution. Right to demand a return of its capital contribution and any profits added thereto upon dissolution and termination of the partnership.

            3. Books and Records. Right to a list of the names and addresses of, and units owned by, all partners and reasonable access to the books and records of the partnership.

            4. Audits and Reports to Limited Partners. Right to audited financial statements, tax information, monthly reports showing net assets and net asset value per unit as well as information relating to fees and other expenses incurred by the partnership, daily net asset value and a notice of any change in the investment adviser or general partner, and any material change in the partnership's investment policies or strategies.

            5. Redemption. A limited partner may redeem all or a portion of its units as of the last day of the month after a request for redemption in the proper form has been delivered to the general partner, provided that all liabilities, contingent and otherwise, of the partnership, except any liability to partners on account of their capital contributions, have been paid or there remains property of the partnership sufficient to pay them.
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            6. General Partners. No additional general partner may be admitted to the partnership other than as provided in item 9 below.

            7. Approval of Amendment of Partnership. If at any time during the terms of the partnership the general partner shall deem it necessary or desirable to amend the agreement, such amendment shall be effective only if approved in writing by the general partner and by limited partners owning more than 50% of the units then outstanding. However, limited partner approval is not necessary if the general partner (i) changes the investment objectives when such change is in the best interests of the partnership and (ii) offers partnership units to the public when in the best interests of the limited partners.

            8. Meetings. Limited partners owning at least 10% of the partnership units then outstanding may require the general partner to call a meeting of the partnership.

            9. Amendments and Actions without Consent of the General Partner. Upon the approval by an affirmative vote of limited partners owning more than 80% of the outstanding units, the following actions may be taken: (i) amend the agreement in accordance with and only to the extent permissible under the law, (ii) dissolve the partnership,
            (iii) remove the general partner and admit a new general partner immediately prior to the removal of the general partner, provided that the new general partner shall continue the business of the partnership without dissolution, (iv) if the general partner elects to withdraw from the partnership, admit a new general partner(s) immediately prior to the withdrawal of the general partner provided that the new general partner(s) shall continue the business of the partnership without dissolution, (v) any contracts with the general partner, any of its affiliates or any investment advisor to the partnership may be terminated on sixty (60) days notice without penalty, and (vi) the sale of all the assets of the partnership may be approved; provided, however, that no such action may be taken unless the partnership has been furnished an opinion of counsel that the action to be taken will not adversely affect the liability of the limited partners and the action is permitted under the law.

            10. Continuation. Upon assignment by the general partner of all of its interest in the partnership or any other event that causes the general partner to cease to be a general partner, all remaining partners may agree to continue the business of the partnership and to the appointment of a successor general partner.

            The obligations of the limited partners included:

            1. Capital Contribution. For each unit purchased, a limited partner shall contribute to the capital of the partnership an amount equal to the net asset value of the unit.
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            2. Subscriptions. A limited partner shall become a signatory to the partnership agreement, be an "accredited investor" and purchase units with a minimum aggregate purchase price of $1,000,000.

            3. Limited Liability. A limited partner shall have no liability in excess of his obligations to make contributions to the capital of the partnership and its share of the partnership's assets and undistributed profits.

            4. Management. Each limited partner undertakes to advise the general partner of such additional information as may be deemed by the general partner to be required or appropriate for the partnership to open and maintain an account or accounts with brokers or dealers for the purpose of trading in securities.

            5. Transfer. Each limited partner will not assign, transfer or dispose of, by gift or otherwise, any of the units or any part of all of its right, title and interest in the capital or profits of the partnership without the consent of the general partner except
            (i) in the case of an individual partner, the disposition of units by last will and testament or by virtue of the laws of descent and distribution; and (ii) in the case of a limited partner that is not an individual, disposition of units upon liquidation, dissolution or other termination of the entity that is a limited partner.

            6. Mandatory Redemption. The general partner may require that any limited partner redeem its units on 10 days notice to the limited partner if, in the sole discretion of the general partner, it is in the best interests of the partnership to require such redemption.

            7. Special Power of Attorney. Each limited partner appoints the general partner with a special power of attorney.

            8. Waiver. Each limited partner waives on behalf of himself and his estate the furnishing of any inventory, accounting, or appraisal of the assets of the partnership and any right to an audit or examination of the books of the partnership.

            With respect to Paragraph .09 of the AICPA Statement of Position 78-9, the Company believes that items 1 (Allocation of Profits and Losses), 5 (Redemption), 7 (Approval of Amendment of Partnership) and 9 (Amendments and Actions without Consent of the General Partner) constitute "important rights."

            The Company considered individually and collectively the nature and scope of the rights and ownership interests held by the limited partners in conjunction with the authoritative guidance prevailing at the time to render its decision to use the equity method of accounting to account for its interest in Calamos Multi-Strategy, L.P.

            The Company believes that the allocation of profits and losses is an important right as this right aligns each partner equally based upon its equity interest. The
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            redemption right is important as this right indirectly controls the assets of the partnership. With regard to the right to approve amendments to the partnership agreement, this right is important as it provides a veto power to the limited partners and provides control over changes in the partnership. Finally, the right to amend the partnership agreement without the consent of the general partner is important as this right provides the limited partners with direct, affirmative power and control over the partnership, as well as ultimately providing the limited partners the ability to replace the general partner.

            As described in the current EITF 04-05 Agenda Issue Summary, "Very little authoritative guidance exists for purposes of making an assessment about whether a limited partner's rights are important rights. As a result, views in practice about what rights constitute important rights have evolved over time." As indicated in the Company's response to prior comment 29, the Company relied upon AICPA Statement of Position 78-9 as the authoritative guidance, specifically the rights and ownership interests of the limited partners. As a result, the Company believes that the rights held by the limited partners of Calamos Multi-Strategy, L.P. were sufficient to overcome the presumption of control by the Company.


            If you have any questions concerning the matters referred to in this letter, please call the undersigned at (630) 245-7296 or counsel to the Company, Michael Schiavone of Shearman & Sterling LLP, at (212) 848-4813.



                                                Very truly yours,

                                                /s/  James S. Hamman, Jr.

                                                James S. Hamman, Jr.


cc:   Michael Clampitt
      (Securities and Exchange Commission)
      Michael Schiavone
      (Shearman & Sterling LLP)